SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)

A. H. Belo Corporation

(Name of Issuer)

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

001282 20 1

(CUSIP Number)

Robert W. Decherd

P.O. Box 224866

Dallas, TX 75222-4866

(214) 977-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Robert W. Decherd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,136,586 (1)
	8.	Shared Voting Power 4,631 (2)
	9.	Sole Dispositive Power 2,136,586 (1)
	10.	Shared Dispositive Power 4,631 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,141,217 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 86.5%
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 1,836,295 shares of Series B Common Stock held by Mr. Decherd directly and 300,291 shares of Series B Common Stock held by The Decherd Foundation, a charitable foundation established by Mr. Decherd and his spouse and for which Mr. Decherd serves as Chairman and director. The number does not include 240 shares of Series B Common Stock owned by Mr. Decherd’s spouse, as to which shares Mr. Decherd disclaims beneficial ownership.

(2)	Includes 4,631 shares of Series B Common Stock that are held by Mr. Decherd in joint tenancy with his spouse.

This Amendment No. 9 to Schedule 13D is filed to report the following changes to the information previously disclosed in Amendment No. 8 to Schedule 13D filed by Mr. Decherd on May 3, 2019.

Item 1. Security and Issuer.

Item 1 is amended and supplemented to add the following information:

This statement on Schedule 13D (this “Statement”) relates to Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), of A. H. Belo Corporation, a Texas corporation (the “Issuer”). The address of the principal executive office of the Issuer is P.O. Box 224866, Dallas, Texas, 75222-4866.

Item 2. Identity and Background.

Item 2 is amended and supplemented to add the following information:

(a) This statement is filed on behalf of Robert W. Decherd (“Mr. Decherd” or the “Reporting Person”).

(b) The address of the principal business and principal office for the Reporting Person is P.O. Box 224866, Dallas, Texas, 75222-4866.

(c) The Reporting Person is Chairman of the Board, President, and Chief Executive Officer of the Issuer, which is a newspaper publishing company. The address of the Issuer is P.O. Box 224886, Dallas, Texas 75222-4866.

(d) & (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented to add the following information:

This Statement reflects the acquisition of 454,155 shares of Series B Common Stock by the Reporting Person from James M. Moroney III, and entities affiliated with, and family members of, Mr. Moroney, in privately-negotiated transactions at a price of $5.00 per share on December 9, 2019. The source of funds for such transactions was the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented to add the following information:

The Reporting Person acquired the additional 454,155 shares of the Issuer’s Series B Common Stock reported herein in privately-negotiated transactions because he believes these acquisitions represent attractive investment opportunities at the prices paid.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person’s obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer’s Series A and B Common Stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person’s review of his investment in the Issuer will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person’s personal financial situation, need for, and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of filing this Amendment No. 9 to Schedule 13D, the Reporting Person has no plans to purchase additional shares of common stock in the open market in the immediate future. However, the Reporting Person may engage in privately-negotiated transactions in the future, may from time-to-time acquire additional shares of common stock under various benefit and compensation arrangements of the Issuer, and reserves his right to reevaluate his investment in the Issuer and to purchase additional shares in the open market or otherwise.

Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Certificate of Formation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Board, President and Chief Executive Officer may, from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following information:

(a) As of the date of filing of this Statement, Mr. Decherd beneficially owns 2,141,217 shares of Series B Common Stock, representing approximately 86.5% of the Series B Common Stock based on the number of shares outstanding as of July 25, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed July 29, 2019. This includes (i) 1,836,295 shares held by Mr. Decherd directly, (ii) 300,291 shares held by the Foundation and (iii) 4,631 shares owned jointly by Mr. Decherd and his spouse. This number does not include 240 shares owned by Mr. Decherd’s spouse, as to which shares Mr. Decherd disclaims beneficial ownership.

(b) As of the date of filing of this Statement, Mr. Decherd has (i) the sole power to vote and sole dispositive power over 2,136,586 shares of the Series B Common Stock (including 300,291 shares held by the Foundation) and (ii) the shared power to vote and shared dispositive power over 4,631 shares of the Series B Common Stock held jointly by him and his spouse.

(c) Except as disclosed in Item 3, Mr. Decherd has not effected any transaction involving shares of the Series B Common Stock of the Issuer during the past 60 days.

(d) The Foundation has the right to receive dividends from, and sales proceeds of, the 300,291 shares of the Series B Common Stock reported as beneficially owned by Mr. Decherd as Chairman and director of the Foundation. As described in Item 6 below, in the event there is a sale of substantially all of the assets or a merger of the Company during the two-year period following December 9, 2019, James M. Moroney III (or family members of, or entities affiliated with, Mr. Moroney) has the right to receive 85% of the difference between $5.00 per share and any higher transaction price for the shares of Series B Common Stock only. Other than as reported in this Item 5(d) and Item 6 below, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Series B Common Stock set forth above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented to add the following information:

Pursuant to a Letter Agreement dated December 9, 2019, between Mr. Decherd and James M. Moroney III the Reporting Person agreed that, in the event there is a sale of substantially all of the assets or a merger of the Company during the two-year period following December 9, 2019, Mr. Decherd will pay Mr. Moroney (or family members of, or entities affiliated with, Mr. Moroney) 85% of the difference between $5.00 per share and any higher transaction price for the shares of Series B Common Stock only. A copy of that Letter Agreement is attached as an exhibit to this Amendment No. 9.

Other than as described in the immediately preceding paragraph, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and supplemented to add the following information:

Letter Agreement dated December 9, 2019, between Mr. Decherd and James M. Moroney III.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2019	ROBERT W. DECHERD, individually

/s/ Robert W. Decherd
Robert W. Decherd